Hydrodynex
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Via Federal Express and Electronic Submission

                                                           August 13, 2008


Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:   HydroDynex, Inc.
      Registration Statement on Form S-1
      Filed June 30, 2008
      File No.  333-152052

Dear Mr. Owings,

   We hereby transmit for filing Amendment No. 1 to our Registration Statement on Form S-1
(File No. 333-152052).

   In addition, this cover letter is being filed on EDGAR in response to the Staff's comment letter to us, dated July 23, 2008, in connection with our above referenced S-1 filing. Responses to the comment contained in the comment letter follow the comment number below. Page numbers refer to the page numbers of the redlined version of the Amendment No. 1 to our Registration Statement on Form S-1.

1. We have made revisions to the Form S-1 to clarify that the selling shareholders who are affiliates of the company will sell their shares at the fixed price of $0.10 for the duration of their offering and that those persons are underwriters of the securities they are offering. These revisions appear on pages 1, 4, 23, 32 and 33.

2. We have added text for designation of our status as a smaller reporting company on the registration statement facing page.

3. We revised our disclosure on pages 1, 4 and 23 to clarify that the shares will be sold at a fixed price until our shares are listed or quoted and thereafter at prevailing market prices or privately negotiated prices.

4. We revised the risk factor appearing on page 19 entitled "The Offering Price may not be indicative of future market prices" to delete any reference to a "Reorganization".

5. We have deleted the risk factor appearing on page 20 entitled "If we are unable to cause a Registration Statement to become effective we will be required to pay liquidated damages.." since we have granted no such right to shareholders.


                       230 Bethany Road, Suite 128
                            Burbank, CA 91504
                              (702) 884-2150

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6.  We corrected the number of shares that could be currently sold pursuant to Rule 144 on page 24. In addition, on page 3, we deleted the sentence which stated "In the event outstanding warrants are exercised in the future we would receive funds from the issuance of common stock underlying the outstanding warrants."

7. We gave revised the Executive Compensation section to include disclosure from our fiscal year ending June 30, 2008.

8. We revised the Undertakings on page 62 to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

9. We revised our signature page to designate the principal accounting officer's signature.

   In addition to the changes made in response to the comment letter, we made additional changes to update our disclosure, where necessary, as can be seen in our redlined Amendment No. 1 to the Form S-1.

Please do not hesitate to contact the undersigned at (702) 884-2150 should you have any questions about the contents of this letter or the Amendment No. 1 to the Registration Statement on Form S-1.

                                    Sincerely,

                                    /s/ Jerod Edington
                                    Jerod Edington
                                    President & Chief Executive Officer
                                    HydroDynex, Inc.



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